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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------
                                AMP INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                                AMP INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)


                           COMMON STOCK, NO PAR VALUE
              (INCLUDING ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  031897-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DAVID F. HENSCHEL
                              CORPORATE SECRETARY
                                AMP INCORPORATED
                                 P.O. BOX 3608
                      HARRISBURG, PENNSYLVANIA 17105-3608
                                 (717) 574-0100
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                               PETER ALLAN ATKINS
                               DAVID J. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897
                                 (212) 735-3000

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is AMP Incorporated, a Pennsylvania corporation ("AMP"), and the address of the principal executive offices of AMP is P.O. Box 3608, Harrisburg, PA 17105-3608. The title of the class of equity securities to which this statement relates is the common stock, no par value, of AMP (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 28, 1989, and as amended on September 4, 1992, August 12, 1998 and August 20, 1998 (the "Rights Agreement"), between AMP and ChaseMellon Shareholder Services L.L.C., as Rights Agent.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Schedule 14D-9 relates to a tender offer by PMA Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated August 10, 1998 (the "Schedule 14D-1"), under which the Purchaser is offering to purchase all Shares at a price of $44.50 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and the related Letter of Transmittal (which, as amended from time to time, together constitute the "AlliedSignal Offer"). None of AlliedSignal, the Purchaser or any of their affiliates are affiliated with AMP and the AlliedSignal Offer was not solicited by AMP. As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser and AlliedSignal are located at 101 Columbia Road, Morristown,
New Jersey 07692.

  In the Offer to Purchase, AlliedSignal indicates that it may seek to solicit consents to increase the size of the Board of Directors of AMP (the "Board") and to elect such number of persons designated by it as would constitute a majority of the members of the Board (the "Consent Solicitation"). THIS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 DOES NOT CONSTITUTE A SOLICITATION OF CONSENTS OR PROXIES FOR USE AT ANY MEETING OF AMP'S SHAREHOLDERS OR OTHERWISE OR OF REVOCATIONS OF CONSENTS OR PROXIES. ANY SUCH SOLICITATION WHICH AMP MAY MAKE WILL BE MADE ONLY BY MEANS OF SEPARATE PROXY/CONSENT MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of AMP, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

  (b) Reference is made to the information contained under the captions "Security Ownership of Directors"; "The Board Of Directors--Compensation," "-- Benefit Plans," and "--Retirement"; "Executive Compensation--Summary Compensation Table," "--Option/SAR Grants in 1997," "--Retirement Benefits," and "--Security Ownership of Executive Officers"; "The Compensation and Management Development Committee Report on Executive Compensation"; "Termination of Employment and Change of Control Arrangements"; and "Proposal For Shareholder Approval of the AMP Incorporated 1998 Employee Stock Purchase Plan" in AMP's Proxy Statement, dated March 16, 1998, relating to AMP's 1998 Annual Meeting of Shareholders . The relevant sections thereof are filed as
Exhibit 1 hereto and are incorporated herein by reference. The 1998 Employee Stock Purchase Plan was approved by AMP's shareholders at the 1998 Annual Meeting and became effective on July 1, 1998.

  At meetings of the Compensation and Management Development Committee (the "Compensation Committee") of the Board or of the entire Board held on the dates set forth below, the Compensation Committee and/or the Board, in connection with certain existing employee benefit plans and arrangements, took the actions described below.

 Annual Equity Award Grants

  On July 21, 1998, the Compensation Committee made its customary annual grant of option and Performance Restricted Share awards under AMP's 1993 Long-Term Equity Incentive Plan (the "1993 Plan"). Options to purchase an aggregate of 2,606,200 shares of Common Stock were granted (the "1998 Grant"), each of which vests 100% at the end of three years, has a per share exercise price of $30.375, and a ten year term. The vesting of each such option is subject to acceleration in the event of a Change of Control of AMP (as defined in the 1993 Plan, a "Change of Control"). Of the options awarded in the 1998 Grant, options to purchase an aggregate of 252,000 shares of Common Stock were granted to AMP's executive officers. Messrs. Ripp and Gurski and Dr. Gromer received grants of 41,100, 27,200 and 17,400 options, respectively. Neither Mr. Hudson nor Mr. Marley received a 1998 Grant.

  In addition to these options, certain of AMP's executive officers received a contemporaneous grant of Performance Restricted Shares under the 1993 Plan. An aggregate of 140,900 Performance Restricted Shares were granted to executive officers of AMP. These shares are subject to a three year performance cycle (ending December 31, 2000) and will vest if AMP achieves certain return on equity and average annual earnings growth targets or if there is a Change of Control during the performance cycle. Messrs. Ripp and Gurski and Dr. Gromer received grants of 27,900, 18,500 and 11,900 Performance Restricted Shares, respectively. Neither Mr. Hudson nor Mr. Marley received such a grant of Performance Restricted Shares.

 Management Succession

  Effective as of August 20, 1998, the Board, upon the recommendation of a Board committee regarding CEO succession, elected Mr. Robert Ripp to the Board as its Chairman and to the position of Chief Executive Officer of AMP; elected Mr. Herbert Cole to the position of Senior Vice President-Operations of AMP; and elected Dr. Juergen Gromer as Senior Vice President-Global Industry Businesses of AMP. Messrs. Hudson and Marley retired from their current positions with AMP as of such date and Mr. Marley resigned from his position on the Board. Mr. Hudson has been appointed as Vice Chairman through AMP's 1999 Annual Meeting of Shareholders, after which he will remain employed as AMP's Former President and Chief Executive Officer through his normal retirement date of June 1, 1999, whereupon he shall have the title of Retired President and Chief Executive Officer through the end of his Chairmanship of the National Association of Manufacturers in the Fall of 1999. Mr. Marley will remain employed by AMP until his normal retirement date of August 1, 2000.

  In connection with the assumption of his new positions with AMP, Mr. Ripp's salary was increased to an annual rate of $600,000 and he was granted (i) options under the 1993 Plan to purchase 60,000 shares of Common Stock at an exercise price equal to $39 per share, the closing price of Common Stock on August 20, 1998, which option will vest 100% after three years, and (ii) a restricted stock award of 25,000 shares of Common Stock, vesting on August 1, 2006 (Mr. Ripp's normal retirement date) or at his earlier death, disability or mutually agreed upon termination of employment. The vesting of the restricted stock award described in the preceding sentence is not subject to acceleration upon a Change of Control. The foregoing description of the restricted stock grant to Mr. Ripp is qualified in its entirety by reference to the Restricted Stock Agreement, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference. The Compensation Committee also authorized an amendment to Mr. Ripp's Executive Severance Agreement (as hereinafter defined) to provide for an increase in the severance multiplier from 2 to 3 and to provide that the restricted stock award described above would not be subject to the terms of Mr. Ripp's Executive Severance Agreement. The foregoing description of the amendment of Mr. Ripp's Executive Severance Agreement is qualified in its entirety by reference to the amendment, a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference.

  Mr. Cole has previously elected to participate in AMP's Voluntary Early Retirement Program (as more fully described below, the "VERP"). Pursuant to the terms of the VERP, AMP has elected to require Mr. Cole to remain in the service of AMP until the earlier of (a) January 1, 2001 and (b) the date of any involuntary termination of employment, in order to receive benefits under the VERP. Mr. Cole will continue to remain

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eligible for certain benefits under his Executive Severance Agreement, according to the terms of such agreement, as modified by his election to participate in the VERP.

  Each of Messrs. Hudson and Marley will continue to be paid salary at the current annual rate and will continue to receive existing employee benefits. Mr. Hudson will also be entitled to receive office space (separate from the executive management area) and support staff services through the end of his Chairmanship of the National Association of Manufacturers in the Fall of 1999. Further, AMP and each of Messrs. Hudson and Marley have agreed that each executive's Executive Severance Agreement will remain in effect until the executive's retirement date. Each executive has agreed not to claim "Good Reason" (as defined in his agreement) to terminate his employment with AMP prior to the occurrence of a Change of Control (as defined in his agreement). AMP has agreed that if a Change of Control occurs prior to the Executive's retirement date, such executive can terminate his employment with AMP between the Change of Control date and his retirement date and such termination will be treated as a "Good Reason" termination pursuant to the terms of his agreement.

 Voluntary Early Retirement Program

  Employees of AMP (other than Messrs. Hudson and Marley) who will be 55 years of age and who will have 10 years' service with AMP as of October 1, 1998 were given the opportunity until August 15, 1998 to elect early retirement under the VERP. Participants in the VERP receive, among other things, the following benefits: (i) credit for an additional 3 years of service for purposes of AMP's pension plans; (ii) calculation of retirement benefits using the employee's final year's pay rate (and, under supplemental retirement plans, the employee's final bonus); (iii) immediate commencement of retirement benefits without actuarial reduction for early retirement and (iv) the right to elect to take the value of their entire pension benefit, or the value of the benefit which is attributable to the VERP enhancements, in a lump sum cash payment. In addition, an employee participating in the VERP will be entitled to continued medical benefits until his or her 65th birthday as if he or she remained an active employee. Most participants in the VERP will be required to retire as of October 1, 1998, but certain otherwise eligible employees (which may include participants who are executive officers of AMP) will be required to remain employed by AMP for a longer period of time in order to qualify for VERP benefits. As noted above, AMP has required Mr. Cole to remain in employment until the earlier of January 1, 2001 or an involuntary termination of employment in order to qualify for VERP benefits.

  Of the 5 executive officers of AMP who were eligible to participate in the VERP, 3 elected to participate (the "Electing Executives"). The Executive Severance Agreements to which each of the Electing Executives is a party will continue in effect in accordance with their respective terms, except that the Electing Executive will no longer be entitled to any termination-related benefits should a Change of Control occur during the term of the agreement. As a result of his election to participate in the VERP, at the time of his retirement, an Electing Executive will forfeit the award of Performance Restricted Shares made within the preceding 12 months. Any remaining Performance Restricted Shares granted to any Electing Executive will remain outstanding in accordance with their terms and subject to the applicable Executive Severance Agreement. All options held by any Electing Executive will, following retirement, remain outstanding for the entire term of such options and will vest as set forth in the applicable option agreement, subject to the terms of the applicable option plan and Executive Severance Agreement. Electing Executives currently hold options to acquire an aggregate of 222,700 shares.

 Rabbi Trust

  AMP has previously established the Supplemental Benefit Trust Agreement (the "Rabbi Trust") for the purpose of funding the Executive Severance Agreements, and AMP's SERPs (the Pension Restoration Plan and the Supplemental Executive Pension Plan), Deferred Compensation Plan, Split-Dollar Life Insurance Agreements, Deferred Stock Accumulation Plan for Outside Directors (a directors phantom stock plan), the Retirement Plan for Outside Directors, and the Deferred Compensation Plan for Non-Employee Directors. The

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

Rabbi Trust must be funded upon the occurrence of a Change of Control and may be funded at an earlier time, except that the Executive Severance Agreements entered into between AMP and its executive officers require AMP to contribute to the Rabbi Trust, within 30 days following the occurrence of a Pending Change of Control (as defined in such agreements), assets sufficient to provide for payment of all amounts under such agreements. The announcement by AlliedSignal of its intention to make the AlliedSignal Offer constituted a Pending Change of Control for these purposes. Accordingly, AMP intends to contribute to the Rabbi Trust, as required by the terms of the Executive Severance Agreements, an irrevocable letter of credit in the amount of at least $78,000,000, the minimum amount required for the purposes of funding the benefits under such agreements.

 Executive Severance Agreements

  AMP has entered into severance agreements with its executive officers (the "Executive Severance Agreements"), the terms of which are described in AMP's annual proxy statement, except that certain executive officers with such agreements have severance multipliers of one.

  On August 20, 1998, the Compensation Committee authorized certain amendments to the Executive Severance Agreements. Each of the Executive Severance Agreements had provided that (1) "Stock plus Cash" awards (stock bonus units) would be fully cashed out on a Change of Control and (2) if the executive is party to a restricted stock agreement, in the event of a Change of Control a cash payment would be made for restricted shares on the date(s) the shares would otherwise have vested. As a result of these amendments, the Executive Severance Agreements will provide that if these cashout provisions would adversely affect AMP's ability to consummate a transaction which is to be accounted for as a pooling of interests, (i) stock bonus units would be paid out in stock rather than cash, (ii) restricted stock would not be cashed out; rather, the shares would be canceled and the appropriate number of unrestricted shares would be delivered on the otherwise applicable vesting dates. The foregoing description of the amendments to the Executive Severance Agreements is qualified in its entirety by reference to a form of such amendment, a copy of which is filed as Exhibit 4 hereto and incorporated herein by reference.

  On August 20, 1998, the Compensation Committee authorized amendments to certain restricted stock agreements. Two executives of AMP who are not parties to an Executive Severance Agreement are parties to restricted stock agreements. These restricted stock agreements provide that they will terminate upon the occurrence of certain events, including the occurrence of certain mergers or the date on which AMP's stock is no longer listed for trading on a national securities exchange. If the restricted stock agreements terminate for one of the reasons specified above, any unvested shares would be cashed out, with payments being made on the applicable vesting dates. As a result of these amendments, the restricted stock agreements will provide that, in the event these cashout provisions would preclude AMP from entering into a transaction which would be accounted for as a pooling of interests, the restricted stock would not be cashed out; rather, the shares would be canceled and the appropriate number of unrestricted shares would be delivered on the otherwise applicable vesting dates. The foregoing description of the amendments to the restricted stock agreements is qualified in its entirety by reference to a form of such amendment, a copy of which is filed as Exhibit 5 hereto and incorporated herein by reference.

 Employee Severance Plan

  On August 20, 1998, the Compensation Committee approved an Employee Severance Plan (the "Severance Plan") covering most AMP employees, who for purposes of the Severance Plan are classified into four different tiers, as described below (hereinafter Tier I, Tier II, Tier III and Tier IV employees). Tier I is comprised of approximately 50 divisional officers and management designated corporate staff directors; Tier II is comprised of approximately 350 director level and manager level executives who have been granted options to purchase Common Stock; Tier III is comprised of approximately 1,000 employees (other than members of Tier I and Tier II) who are in AMP's salary band M; and Tier IV is comprised of all other exempt employees, numbering approximately 4,300. The following employees are excluded from participation in the Severance Plan: (1) executives who are parties to Executive Severance Agreements; (2) employees who are covered by a collective

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

bargaining agreement; and (3) employees who have elected to participate in the VERP or who, prior to the occurrence of a Change of Control, receive notice pursuant to any other reduction in force program of AMP.

  Benefits are generally paid to Severance Plan participants upon any involuntary termination of employment with AMP (other than for cause) within two years following a Change of Control. The Severance Plan also provides benefits for Tier I and II employees upon voluntary terminations of employment for "Good Reason" (as defined below) within two years following such Change of Control. Good Reason is defined as a reduction in salary (other than across-the-board salary reductions generally applicable to all employees of both AMP and the entity effecting the Change of Control) or a workplace relocation of more than 50 miles.

  Upon a qualifying termination of employment, benefits are paid to participants as follows: Tier I employees are paid two week's compensation per year of service with a 6 month minimum and a one year maximum; Tier II employees are paid two week's compensation per year of service with a 3 month minimum and a one year maximum; Tier III employees are paid two week's compensation per year of service with a two month minimum and a 9 month maximum; and Tier IV employees are paid one week's compensation per year of service with a one month minimum and a 9 month maximum. Severance is paid in a lump sum. For purposes of the Severance Plan, "compensation" means (1) a participant's weekly rate of salary plus (2) 1/52 of such participant's target bonus for the year of termination or the year of the Change of Control, whichever is higher.

  Benefits under the Severance Plan also include health care coverage continuation during the severance periods described above and outplacement assistance for Tiers I, II and III. Severance payments are subject to offset for similar benefits received (e.g., severance benefits payable pursuant to foreign law) and are reduced to the extent required to ensure that participants do not receive "excess parachute payments" from AMP.

  AMP may generally amend or terminate the Severance Plan; however, no termination or adverse amendment may be effected during the existence of a Pending Change of Control (as defined in the Severance Plan), or for six months thereafter, or for two years following a Change of Control. The foregoing description of the Severance Plan is qualified in its entirety by reference to the Severance Plan, a copy of which is filed as Exhibit 6 hereto and incorporated herein by reference.

 Retention Bonus Program

  On August 20, 1998 the Compensation Committee authorized AMP's management to pay retention bonuses to certain key employees (other than employees who are parties to Executive Severance Agreements), provided such employees remain in AMP's employment for a designated retention period. Retention bonuses shall be for a minimum of three month's salary and a maximum of twelve month's salary and shall be subject to the approval of Messrs. Ripp, Cole or Urkiel or Dr. Gromer.

 AMP Pension

  AMP maintains the AMP Incorporated Pension Plan (the "Pension Plan"), a tax-qualified defined benefit plan. Upon the occurrence of a Change of Control (as defined in the Pension Plan), certain enhanced benefits are provided to plan participants. On August 20, 1998, the Board, upon the recommendation of the Compensation Committee, authorized an amendment to the Pension Plan to conform the Change of Control definition in the Pension Plan to that used in AMP's other benefit and compensation plans.

  The foregoing description of the amendment to the Pension Plan is qualified in its entirety by reference to the amendment to the Pension Plan, a copy of which is filed as Exhibit 7 hereto and incorporated herein by reference.

  Except as described in this Schedule 14D-9 or incorporated herein by reference, to the knowledge of AMP, as of the date of this Schedule 14D-9, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between AMP and its affiliates and (i) its executive officers, directors or affiliates or (ii) the Purchaser or AlliedSignal or their respective, executive officers, directors or affiliates.

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

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

  THE AMP BOARD OF DIRECTORS HAS DETERMINED, BY THE UNANIMOUS VOTE OF THOSE PRESENT, THAT THE ALLIEDSIGNAL OFFER IS INADEQUATE, DOES NOT REFLECT THE VALUE OR PROSPECTS OF AMP AND IS NOT IN THE BEST INTERESTS OF AMP AND ITS RELEVANT CONSTITUENCIES, INCLUDING ITS SHAREHOLDERS, AS DESCRIBED IN MORE DETAIL BELOW. ACCORDINGLY, THE BOARD BY SUCH UNANIMOUS VOTE RECOMMENDS THAT AMP'S SHAREHOLDERS REJECT THE ALLIEDSIGNAL OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE ALLIEDSIGNAL OFFER.

  (b) BACKGROUND; REASONS FOR THE RECOMMENDATION.

  A little over a year ago, Mr. Lawrence A. Bossidy, Chairman of the Board and Chief Executive Officer of AlliedSignal, telephoned a director of AMP to inquire as to whether AMP had an interest in exploring a possible combination of the two companies. The inquiry was referred to the Finance Committee of the Board of Directors for consideration. Upon consideration, it was the conclusion of the Finance Committee that such a combination did not offer any benefits to AMP's businesses and, accordingly, that there was no interest in pursuing such a combination. The Finance Committee's determination was communicated through the director by telephone to Mr. Bossidy. Until July 29, 1998, there were no further communications from Mr. Bossidy with respect to a potential business combination.

  On Wednesday, July 29, 1998, Mr. Bossidy placed a phone call to Mr. William
J. Hudson, Chief Executive Officer and President of AMP, who was out of the country visiting some of AMP's facilities. This was followed up with a letter delivered in the afternoon of Friday, July 31, 1998. Mr. Hudson first read the letter on Sunday, August 2, 1998, following his return to his home.

  In the letter, Mr. Bossidy expressed his belief that a business combination made business sense and requested that a meeting be set up to discuss a combination of the two companies. Mr. Bossidy indicated that AlliedSignal was prepared to offer $43.50 per share in cash for all outstanding Shares, but would consider a higher price if all or a significant portion of the consideration were AlliedSignal's shares rather than cash.

  On Monday, August 3, 1998, Mr. Hudson shared the letter with other members of management, as well as with AMP's legal and financial advisors and several members of the Board of Directors. A telephonic meeting of the Board of Directors was called for Wednesday, August 5, 1998, to consider the letter.

  On Tuesday, August 4, 1998, Mr. Bossidy placed another call to Mr. Hudson. Mr. Hudson's office returned the call to let Mr. Bossidy know that Mr. Hudson was out of the office and would be in touch on the following day. Later in the day, a letter from Mr. Bossidy addressed to the Board of Directors of AMP was telecopied to AMP headquarters. In the August 4th letter, Mr. Bossidy indicated that AlliedSignal had decided to commence a tender offer for all outstanding Shares at a price of $44.50 per share in cash. Mr. Bossidy reiterated his belief that a combination was in the best interests of both companies and all of their constituencies and that AlliedSignal was committed to completing the combination. In that regard, Mr. Bossidy stated that if AMP was unwilling to enter into negotiations, AlliedSignal would be prepared to initiate a consent solicitation to increase the size of the AMP Board of Directors and to add a majority of directors who would be responsive to its proposal. The complete texts of these letters are contained in the Offer to Purchase.

  At the August 5, 1998 meeting, the Board of Directors, among other things, reviewed preliminarily the various letters sent by AlliedSignal, heard presentations as to their fiduciary responsibilities and duties in considering acquisition proposals such as the one set forth in those letters and were advised as to the work to be performed by AMP's advisors to assist the Board in its consideration of the AlliedSignal Offer and the various alternatives available to AMP.

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

  On August 10, 1998, Mr. Bossidy sent Mr. Hudson another letter to request a meeting to discuss a possible business combination and to advise AMP of AlliedSignal's intention to file materials shortly with the Securities and Exchange Commission with respect to its Consent Solicitation. By letter dated August 11, 1998, Mr. Hudson indicated to Mr. Bossidy that since the Board had not yet reviewed AlliedSignal's offer or Mr. Bossidy's request for a meeting, it would be premature for a meeting. Mr. Bossidy, nonetheless, called Mr. Hudson later on August 11, at which time Mr. Hudson reiterated the essence of his letter. Also, on August 11, 1998, AlliedSignal delivered a letter to AMP requesting the Board of Directors set a record date for purposes of determining those shareholders entitled to consent in connection with AlliedSignal's Consent Solicitation.

  On August 12, 1998, the Board held a meeting at which the Board reviewed with AMP management and Credit Suisse First Boston, AMP's financial advisor ("CSFB"), Skadden, Arps, Slate, Meagher & Flom LLP, AMP's principal legal advisor ("Skadden Arps"), and other legal advisors, the AlliedSignal Offer and its terms and conditions. The Board also received and considered, among other things, a review and update by AMP's management of AMP's business strategy and the steps being taken by AMP to improve the profitability of its businesses, a presentation by Pennsylvania counsel as to fiduciary duties and responsibilities and a presentation from CSFB regarding its preliminary analysis relating to the AlliedSignal Offer and various alternatives. On August 12, 1998, AlliedSignal filed with the Securities and Exchange Commission preliminary copies of its consent solicitation materials. On August 13, 1998, AMP filed with the Securities and Exchange Commission preliminary copies of its consent revocation materials.

  On August 18, 1998, Mr. Bossidy contacted a number of AMP's directors and communicated to them his desire to proceed on a "non-hostile" basis and AlliedSignal's willingness to include AlliedSignal stock as part of the consideration.

  On August 20, 1998, the Board held a meeting at which the Board again reviewed the AlliedSignal Offer and its terms and conditions with AMP management, CSFB, Skadden Arps and other legal advisors. At such meeting, CSFB presented its financial analysis of the AlliedSignal Offer and reviewed various alternatives available to AMP. AMP's senior management also reviewed the potential impact of the AlliedSignal Offer on AMP's various constituencies including its shareholders, employees, customers, suppliers and the communities served by it. After lengthy discussions, and the presentations from CSFB, Skadden Arps, other legal advisors and AMP's senior management, the Board determined, based in part on the recommendation of all of the independent directors present, that the best course of action under all prevailing circumstances was for AMP to continue aggressively to pursue its strategic initiatives and business plans. The Board concluded that, given the values inherent in AMP's businesses and the steps being taken to improve the profitability of these businesses, the AlliedSignal Offer was not in the best interests of AMP and its relevant constituencies. In particular, the Board determined that AMP's current strategic initiatives and business plans offer the potential for greater benefits for AMP's various constituencies, including its shareholders, than the AlliedSignal Offer. A copy of a letter to shareholders communicating the Board of Directors' recommendation and a form of press release announcing such recommendation are filed as Exhibits 8 and 9 hereto, respectively, and are incorporated herein by reference.

  Also, following the recommendation, reached prior to the AlliedSignal Offer, of a Board committee formed several months ago, effective as of August 20, 1998, the Board appointed Robert Ripp as Chairman and Chief Executive Officer to lead AMP in its efforts aggressively to implement its profit improvement program on a timely and successful basis. The Board also appointed Herbert Cole, formerly Corporate Vice President and President, Global Terminal and Connector Operations, as Senior Vice President for Operations and Dr. Juergen Gromer, formerly Corporate Vice President, Global Automotive Division, as Senior Vice President, Global Industry Businesses. James E. Marley has retired as Chairman, and William J. Hudson has assumed the position of Vice Chairman.

  ACCORDINGLY, THE AMP BOARD OF DIRECTORS, BY THE UNANIMOUS VOTE OF THOSE PRESENT, RECOMMENDS THAT AMP'S SHAREHOLDERS REJECT THE ALLIEDSIGNAL OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE ALLIEDSIGNAL OFFER.

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

 Factors Considered.

  The Board's determination, which was reached at the meeting held on August 20, 1998 and took into account the unanimous recommendation of those independent directors present, was based on the Board's review and consideration of the interests of AMP and its shareholders and all other factors permitted by applicable law, including the interests of employees, suppliers, customers, creditors and the communities in which offices or other AMP establishments are located; the short-term and long-term interests of AMP, including benefits that may accrue to AMP from its long-term plans and the possibility that these interests may be best served by the continued independence of AMP; and the intentions of AlliedSignal with respect to AMP as publicly expressed by AlliedSignal as well as its past conduct.

  In reaching its determinations and recommendations described above, the Board considered a number of factors, including, without limitation, the following:

    (i) the Board's belief, based on the factors described below, that the AlliedSignal Offer is inadequate and does not reflect the inherent value of AMP as the world's largest supplier of electrical and electronic connectors;

    (ii) the Board's familiarity with, and management's review of, AMP's business, financial condition, results of operations, business strategy and future prospects, as well as the steps being taken to improve the profitability of AMP, including:

    . reshaping AMP's manufacturing into a "global manufacturing competency", including the consolidation and redeployment of manufacturing operations;

    . reshaping AMP's focus on customer services and pricing policies to enhance AMP's competitiveness; and

    . reducing costs, including through a redeployment and reduction in work force representing approximately 14% of AMP's professional and support services work force;

    (iii) the Board's strong commitment to this program for improving significantly AMP's operating and financial performance, and the Board's concomitant belief that the market price of a Share should increase significantly as the strategic initiatives announced prior to the commencement of the AlliedSignal Offer start to take effect;

    (iv) the Board's belief that the new management team is well suited to implement the profit improvement program;

    (v) the depressing effect which the disruption in the Asian market and the overall decline in the stock market has had on the trading price of the Shares;

    (vi) the fact that the Offer Price is significantly less than the highest price at which the Shares traded in the last twelve months;

    (vii) the fact that AlliedSignal had solicited AMP's interest a little over a year ago, but waited until the Shares were trading at their lowest levels in years before making the AlliedSignal Offer so as to create an impression that the offer is at a premium;

    (viii) the written opinion, dated August 20, 1998, of CSFB that, as of such date, the AlliedSignal Offer was inadequate, from a financial point of view, to the holders of Shares (other than AlliedSignal and its affiliates); the full text of the opinion of CSFB, setting forth the assumptions made, matters considered and limitations on the reviews undertaken, is included as Exhibit 10 hereto and should be read in its entirety;

    (ix) the numerous conditions to which the AlliedSignal Offer is subject;

    (x) the apparent lack of overlap and potential synergies between the respective businesses of AMP and AlliedSignal, evidenced in the Board's view, by AlliedSignal's disposition of Amphenol, a competitor of AMP, in 1987, as well as the market's reaction to the Offer as reflected in the significant decline in the trading value of AlliedSignal's shares following its announcement of the AlliedSignal Offer;

    (xi) the Board's belief that AlliedSignal, with its lower growth rate, is seeking to acquire AMP as a means to enhance its own growth opportunities;

    (xii) the disruption that consummation of the AlliedSignal Offer could have on AMP's employees, suppliers, customers and the communities where AMP operates, as well as concerns expressed by a number of these constituencies to AMP;

    (xiii) the impact that the consummation of the AlliedSignal Offer may have on the credit rating of AMP; and

    (xiv) the Board's commitment to protecting the best interests of AMP and enhancing the value of AMP for the benefit of shareholders and other relevant constituencies.

  In light of the numerous factors evaluated in connection with its consideration of the AlliedSignal Offer, the Board determined that the AlliedSignal Offer is not in the best interests of AMP and its various constituencies.

  The foregoing discussion of the information and factors considered by the AMP Board is not intended to be exhaustive but includes all material factors considered by the Board. In reaching its determination to recommend rejection of the AlliedSignal Offer, the Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Board of Directors received the advice of CSFB, Skadden Arps and other advisors who were retained to advise the Board in connection with the AlliedSignal Offer.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  AMP has retained CSFB to act as its lead financial advisor with respect to the AlliedSignal Offer pursuant to a letter agreement, dated August 5, 1998 (the "CSFB Engagement Letter"), between CSFB and AMP. The CSFB Engagement Letter provides for the payment to CSFB of an initial advisory fee of $2,500,000, payable upon execution of the CSFB Engagement Letter (the "Initial Advisory Fee"), plus a fee of $5,000,000, payable every 90 calendar days (not to exceed $20,000,000 in the aggregate), provided that AlliedSignal does not acquire more than 50% of the outstanding voting securities of AMP during such 90 day period, with the first payment payable 90 days after the date of the CSFB Engagement Letter (the "Quarterly Advisory Fees"). In addition, if during the term of the CSFB Engagement Letter or within two years after termination of the CSFB Engagement Letter by AMP, AMP or substantially all of its assets are acquired by AlliedSignal or any third party or AMP enters into an agreement providing for such an acquisition, a transaction fee equal to 0.3% of the Aggregate Consideration (as defined below) involved in the sale (the "Transaction Fee") shall be payable to CSFB. If during the term of the CSFB Engagement Letter or within two years after termination of the CSFB Engagement Letter by AMP, in response to the AlliedSignal Offer another transaction is consummated, a customary transaction fee shall be payable to CSFB as determined by mutual agreement between CSFB and AMP (the "Alternate Transaction Fee") based on the Aggregate Consideration of the transaction. The CSFB Engagement Letter also provides for the payment to CSFB of a fee of $2,500,000 upon CSFB rendering, whether in oral or written form, an opinion as to the adequacy from a financial point of view of the consideration offered in the AlliedSignal Offer (the "Opinion Fee"). The Initial Advisory Fee and the Opinion Fee will be credited (to the extent paid) against any fees payable pursuant to the Quarterly Advisory Fees; the Initial Advisory Fee, the Opinion Fee and the Quarterly Advisory Fees will be credited (to the extent paid) against any fees payable pursuant to the Transaction Fee; and the Initial Advisory Fee will be credited (to the extent paid) against any fees payable pursuant to the Alternate Transaction Fee. All fees and expenses payable to CSFB pursuant to the CSFB Engagement Letter shall be net of any applicable withholding and similar taxes. "Aggregate Consideration" is defined in the CSFB Engagement Letter to mean the total fair market value (on the date of payment) of all consideration (including cash, securities, property, all debt remaining on AMP's financial statements and other indebtedness and obligations assumed and any other form of consideration) received or receivable, directly or indirectly, by AMP or its shareholders in connection with the sale.

  In addition to the fees described above, AMP has agreed to reimburse CSFB for CSFB's out-of-pocket expenses, including fees and expenses of CSFB's legal counsel, if any, and any other advisor retained by CSFB (which, except in the case of legal counsel, shall only be retained with the prior approval of AMP), resulting from or arising out of the CSFB Engagement Letter. AMP has also agreed to indemnify CSFB and its affiliates against certain liabilities incurred in connection with its performance under the CSFB Engagement Letter.

  In addition to the services to be provided by CSFB pursuant to the CSFB Engagement Letter, AMP has agreed to (i) offer CSFB the role of lead arranger or principal counterparty, as applicable, in connection with any external financing, foreign exchange or derivatives transaction undertaken by AMP in connection with services provided by CSFB pursuant to the CSFB Engagement Letter; (ii) offer CSFB the role of lead managing underwriter or exclusive placement agent, as the case may be, in connection with an offering of securities to the public or a private placement of securities during the term of the CSFB Engagement Letter; and (iii) continue to retain CSFB as its share repurchase agent. The fees and terms applicable to the performance of any such additional services by CSFB shall be set forth in separate letter agreements containing terms and provisions mutually agreed upon by CSFB and AMP.

  CSFB has provided certain investment banking services to AMP from time to time for which CSFB has received customary compensation. In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of both AMP and AlliedSignal on their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  AMP has retained Innisfree M&A Incorporated to distribute information (including this Statement on Schedule 14D-9) on behalf of AMP in connection with the AlliedSignal Offer and related matters. AMP has also retained Abernathy MacGregor Frank and Hill & Knowlton as public relations advisors in connection with the AlliedSignal Offer and related matters. Such firms will receive customary compensation for services rendered and also will be reimbursed for their out-of-pocket expenses.

  Except as set forth above, neither AMP nor any person acting on its behalf has employed, retained or compensated any persons to make solicitations or recommendations to shareholders with respect to the AlliedSignal Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) To the best of AMP's knowledge, except for the transactions in Shares set forth on Exhibit 11 hereto, no transactions in the Shares have been effected during the past 60 days by AMP or by any executive officer, director, affiliate or subsidiary of AMP.

  (b) To the extent currently known to AMP, no executive officer, director, affiliate or subsidiary of AMP currently intends to tender, pursuant to the AlliedSignal Offer, any Shares which are held of record or beneficially owned by such person or to otherwise sell any such Shares.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) For the reasons discussed in Item 4 above, the Board has concluded that the AlliedSignal Offer is inadequate and not in the best interests of AMP and that the interests of its shareholders and other constituencies would best be served if AMP were to pursue aggressively the implementation of its business strategy. The Board also has instructed management, with the assistance of AMP's financial and legal advisors, to seek to develop financial or other alternatives, on a basis consistent with the pursuit of its business strategy, for enhancing value in the nearer term. Except as described herein, AMP is not engaged in any negotiation in response to the AlliedSignal Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving AMP or any subsidiary of AMP; (ii) a purchase, sale or transfer of a material amount of assets by AMP or any subsidiary of AMP;
(iii) a tender offer for or other acquisition of securities by or of AMP; or
(iv) any material change in the present capitalization or dividend policy of AMP.

  Notwithstanding the foregoing, the Board could in the future engage in negotiations in response to the AlliedSignal Offer that could have one of the effects specified in the preceding sentence, and the Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that AMP might conduct. Accordingly, the AMP Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may be required by law.

  (b) To the best of AMP's knowledge, there are currently no transactions, board resolutions, agreements in principle or signed contracts in response to the AlliedSignal Offer, other than as described herein, that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) SHAREHOLDER RIGHTS PLAN

  Each Right issued pursuant to the Rights Agreement entitles the holder thereof to purchase from AMP one share of Common Stock at an exercise price of $87.50 per share (the "Purchase Price"), subject to adjustment in accordance with the terms of the Rights Agreement. Upon the earliest of (i) the close of business on the tenth business day following a public announcement that a person (an "Acquiring Person") has become an "interested shareholder" as defined in Section 2553 of the Pennsylvania Business Corporation Law (i.e., has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Shares) other than pursuant to a Qualifying Offer (as defined below), (ii) the close of business on the tenth business day (or such later date as may be determined by the Board) following the commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person or (iii) a merger or other business combination transaction involving AMP (the earliest of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Shares. A Qualifying Offer is an acquisition of shares of Common Stock pursuant to a tender offer or an exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board who are not officers of AMP and who are not representatives, nominees, or affiliates or associates of any person making the offer, after receiving advice from one or more investment banking firms, to be fair to the shareholders and otherwise in the best interest of AMP and its shareholders, provided such offer is consummated at a time when the Rights are redeemable.

  In the event that a person becomes an Acquiring Person, each holder of a Right (other than Rights held by an Acquiring Person which are voided) will thereafter have the right to receive, upon exercise, shares of Common Stock (and, in certain circumstances other consideration) having a value equal to two times the exercise price of the Right. In addition, in the event that, (i) AMP is acquired in a merger or other business combination transaction in which AMP is not the surviving corporation, (ii) AMP is a party to a merger in which AMP is the surviving company, but its shares are exchange for other consideration or remain outstanding, but constitute less than 50% of the shares outstanding immediately following consummation of the merger (other than, with respect to clause (i) or (ii), a merger which follows a Qualifying Offer), or (iii) more than 50% of AMP's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the surviving company (or a related party in certain cases) having a value equal to two times the exercise price of the Right
(a "Transaction Exercise Right").

  The Rights may be redeemed until ten business days following the day on which any person becomes an Acquiring Person, provided, however, that the Rights shall become nonredeemable if there is a change in the Board of Directors occurring at any time following receipt of an unsolicited acquisition proposal such that the disinterested directors (as such term is defined under Pennsylvania law) in office prior to the first such unsolicited acquisition proposal, together with their successors as may be approved by the Board of Directors prior to their election, no longer constitute a majority of the Board of Directors.

  At a meeting held on August 12, 1998, the Board resolved that the Distribution Date shall not occur until the earlier of (i) the day immediately prior to the date on which an Acquiring Person becomes such and (ii) such date as may be determined by action of the Board prior to the time any person or group becomes an Acquiring Person. As a result of such action, the commencement of the AlliedSignal Offer will not, in and of itself, result in the occurrence of a Distribution Date. The Board also authorized Amendment No. 2 to the Rights Agreement, which ratified the appointment of ChaseMellon Shareholder Services L.L.C., AMP's transfer agent, as the successor Rights Agent.

  At the meeting held on August 20, 1998, the Board approved Amendment No. 3 to the Rights Agreement (which is reflected in the summary description set forth above) to provide that (i) unless the Rights are redeemed prior thereto, a merger or other business combination transaction will be an event triggering a Transaction Exercise Right, irrespective of whether other events have previously occurred to cause the Rights Certificates to have been distributed,
(ii) the Rights shall become nonredeemable upon a change in the Board occurring at any time following receipt of an unsolicited acquisition proposal such that the disinterested directors (as such term is defined under Pennsylvania law) in office prior to the first such unsolicited acquisition proposal, together with their successors as may be approved by the Board of Directors prior to their election, no longer constitute a majority of the Board of Directors, (iii) the Qualifying Offer exception shall be applicable unless and until the Rights become nonredeemable under clause (ii) above, and
(iv) the Rights Agreement generally may not be amended when the Rights are not redeemable.

  The Board of Directors also adopted a resolution providing that, following the expiration of the Rights Agreement on November 6, 1999, and for a period of six months thereafter, AMP shall neither adopt nor have in place a shareholder rights plan.

  The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and Amendment No. 1 thereto, which are filed, respectively, as exhibits to AMP's Annual Report on Form 10-K for the year ended December 31, 1994 and AMP's Annual Report on Form 10-K for the year ended December 31, 1997, each as filed with the Securities and Exchange Commission, and to Amendment No. 2 and Amendment No. 3 to the Rights Agreement which are filed as Exhibits 12 and 13 hereto, respectively, and are incorporated herein by reference.

  (b) PENNSYLVANIA BUSINESS COMBINATION STATUTE

  Subchapter F of Chapter 25 (Sections 2551-2556) of the Pennsylvania Business Corporation Law prohibits certain business combination transactions, including a merger, between a Pennsylvania registered domestic corporation (such as AMP) and any "Interested Shareholder" (defined generally as any person that, directly or indirectly, beneficially owns 20% or more of the voting power of the outstanding stock of a Pennsylvania registered domestic corporation) for a period of five years after the date the person becomes an Interested Shareholder. After such five-year period, a business combination transaction between a Pennsylvania registered domestic corporation and such Interested Shareholder is prohibited unless (i) the transaction meets certain minimum requirements as to price and terms or (ii) the business combination transaction is approved by the vote of the holders of a majority of the voting stock not beneficially owned by the Interested Shareholder. The foregoing restrictions do not apply to a business combination transaction with an Interested Shareholder if either (x) the Interested Shareholder's acquisition of the corporation's shares, or (y) the business combination transaction, is approved by the board of directors of the corporation prior to the date on which the Interested Shareholder became an Interested Shareholder. In addition, a business combination transaction with an Interested Shareholder may be consummated during the five-year period if the business combination transaction is either (u) approved by the holders of all outstanding Shares or
(v) approved by a majority of the outstanding Shares not held by the Interested Shareholder in a transaction which complies as to certain minimum requirements as to price and certain other terms provided that at the time of approval the Interested Shareholder owns at least 80% of the outstanding Shares. A short-form merger under Section 1924(b)(1)(ii) of the Pennsylvania Business

Corporation Law can only be implemented under Subchapter D of Chapter 25 of the Pennsylvania Business Corporation Law if it is consistent with all applicable requirements of Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law.

  In light of the Board's determinations with respect to the AlliedSignal Offer (as described in Item 4), the Board of Directors has determined, based, in part, on the unanimous recommendation of all independent directors present, to take no action at this time which would render Subchapter F of the Pennsylvania Business Corporation Law inapplicable to AlliedSignal.

  (c) PENNSYLVANIA CONTROL SHARE ACQUISITION STATUTE

  Subchapter G of Chapter 25 (Sections 2561-2568) of the Pennsylvania Business Corporation Law generally provides that any Shares beneficially held by a shareholder, which causes such shareholder to be the beneficial owner of 20% or more of the outstanding Shares, shall not be entitled to be voted unless voting rights are granted to such Shares by the holders of a majority of the outstanding Shares and the holders of a majority of the "disinterested shares" (as defined in the Pennsylvania Business Corporation Law), each voting as a separate class.

  (d) PENNSYLVANIA CONTROL TRANSACTIONS STATUTE

  Subchapter E of Chapter 25 (Sections 2541-2548) of the Pennsylvania Business Corporation Law governs "control transactions" (defined generally as a transaction in which a person acquires at least 20% of the voting power of a corporation) and provides that following a control transaction the shareholders are entitled to demand that they can be paid the fair value of their shares. Pursuant to Subchapter E, the minimum value the shareholders can receive may not be less than the highest price paid per share by the control person within the 90-day period ending on and including the date of the control transaction.

  (e) REGULATORY FILING

  On August 14, 1998, AlliedSignal filed a Notification and Report Form with respect to the AlliedSignal Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). AMP intends to file its Notification and Report Form with respect to the AlliedSignal Offer. Under the provisions of the HSR Act applicable to the AlliedSignal Offer, the purchase of shares pursuant to the AlliedSignal Offer may not be consummated until the expiration of a fifteen-calendar day waiting period following AlliedSignal's filing under such HSR Act. Accordingly, assuming the filing made by AlliedSignal was not deficient, the waiting period with respect to the AlliedSignal Offer will expire at 11:59 p.m., New York City time, on August 29, 1998, unless AlliedSignal receives a request for additional information or documentary material or the Antitrust Division and the Federal Trade Commission terminate the waiting period prior thereto.

  (f) LITIGATION

  On August 4, 1998, AlliedSignal filed a complaint against AMP in the United States District Court for the Eastern District of Pennsylvania (AlliedSignal Corporation v. AMP Incorporated, Civil Action No. 98-CV-4058). In the complaint, AlliedSignal seeks a declaratory judgment as to, among other things, the applicability and/or validity of the Continuing Director provisions contained in AMP's Rights Agreement and the constitutionality of certain provisions of the Pennsylvania Business Corporation Law under the Commerce Clause and Supremacy Clause of the United States Constitution. In addition, AlliedSignal seeks to enjoin AMP from, among other things, (i) fixing a record date for determining the shareholders entitled to vote on the proposals in AlliedSignal's Consent Solicitation more than ten days after the date of AlliedSignal's written notice requesting that a record date be set;
(ii) increasing the size of AMP's Board and filling the new seats with Board nominees after commencement of AlliedSignal's Consent Solicitation; (iii) refusing to redeem AMP's shareholder rights plan (the "Rights Plan") or amending the Rights Plan so as to make the Rights inapplicable to the AlliedSignal Offer, and refusing to grant prior approval of the AlliedSignal Offer and second-step merger for purposes of the Pennsylvania Business Combination Statute; (iv) amending its By-laws to in any way impede the effective exercise of the shareholder franchise; or (v) taking any steps to impede or frustrate the ability of AMP's shareholders to consider or make their own determination as to whether to accept the terms of the AlliedSignal Offer and the proposals in AlliedSignal's Consent Solicitation, or taking any other action to thwart or interfere with the AlliedSignal Offer or Consent Solicitation.

  Four purported shareholder class action lawsuits have been filed by AMP shareholders against AMP and its Board of Directors in the United States District Court for the Eastern District of Pennsylvania on or about August 6 and 7, 1998 (Blum v. William J. Hudson, Jr. et al, Civil Action No. 98-CV-4109; Silver v. AMP, Incorporated et al, Civil Action No. 98-CV-4120; Goldstein v. AMP, Incorporated, et al, Civil Action No. 98-CV-4127; Margolis Partnership v. AMP, Incorporated, et al, Civil Action No. 98-CV-4187). These complaints allege similar acts of misconduct, i.e., that AMP and its directors improperly refused to consider AlliedSignal's Offer and wrongfully relied upon provisions of AMP's Rights Plan and the Pennsylvania Business Corporation law to block AlliedSignal's Offer. Plaintiffs in these suits seek, among other things, a declaratory judgment that (i) the continuing director provisions contained in AMP's Rights Agreement violate Pennsylvania law and the Board's fiduciary duties; (ii) certain provisions of the Pennsylvania Business Corporation Law are unconstitutional under the Commerce, Supremacy and Due Process Clauses of the United States Constitution; and (iii) establishes the proper record date for the Consent Solicitation. In addition, plaintiff seeks to enjoin AMP and the Board from, among other things, (i) refusing to redeem the Rights Plan, to amend the Plan so as to eliminate the Continuing Director provisions, or to render the Rights inapplicable to the AlliedSignal Offer and second-step merger for purposes of the Pennsylvania Business Combination Law;
(ii) amending AMP's By-laws to impede the effective exercise of the shareholder franchise; (iii) taking any other steps to impede or frustrate the ability of AMP's shareholders to consider or make their own determination as to whether to accept the terms of the AlliedSignal Offer or the proposals in AlliedSignal's Consent Solicitation; (iv) increasing the size of AMP's Board and filling the new seats with Board nominees after commencement of AlliedSignal's Consent Solicitation; (v) fixing a record date for determining the shareholders entitled to vote on the proposals in AlliedSignal's Consent Solicitation more than ten days after the date of AlliedSignal's written notice to AMP. Plaintiffs further requests that the Court order AMP's Board to
(i) cooperate fully with any entity or person, including AlliedSignal, having a bona fide interest in proposing any transaction that would maximize shareholder value; (ii) immediately undertake an appropriate evaluation of AMP's worth as a merger or acquisition candidate; (iii) take all appropriate steps to effectively expose AMP to the marketplace in an effort to create an active auction of AMP; (iv) act independently so that the interests of AMP's public shareholders will be protected; and (v) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation. Given the similarities of their suits, the four alleged shareholder plaintiffs agreed to consolidate their suits and, accordingly, will file an Amended Consolidated Complaint.

  AMP intends to defend vigorously against these actions.

  Copies of each of the complaints described above are filed as Exhibits 14 through 18 hereto and incorporated herein by reference, and the foregoing is qualified in its entirety by reference to such exhibits.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following exhibits are filed herewith:

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1      Excerpts from AMP's Proxy Statement dated March 16, 1998.
  2      Restricted Stock Agreement, dated as of August 20, 1998, between AMP and Robert Ripp.
  3      Amendment to Executive Severance Agreement between AMP and Robert
         Ripp.
  4      Form of Amendment to Executive Severance Agreement.
  5      Form of Amendment to Restricted Stock Agreement.
  6      AMP Incorporated Employee Severance Plan.
  7      Amendment to the AMP Incorporated Pension Plan, dated as of August 20,
         1998.
  8      Letter to Shareholders, dated August 21, 1998.*
  9      Text of Press Release issued by AMP, dated August 21, 1998.
 10      Opinion of CSFB dated August 20, 1998.*
 11      Securities Transaction Chart.*
 12      Amendment No. 2, dated August 12, 1998, to the Rights Agreement.
 13      Amendment No. 3, dated August 20, 1998, to the Rights Agreement.
 14      Complaint filed in the United States District Court for the Eastern
         District of Pennsylvania in AlliedSignal Corporation v. AMP
         Incorporated (Civil Action No. 98-CV-4058).
 15      Complaint filed in the United States District Court for the Eastern
         District of Pennsylvania in Claire Blum v. William J. Hudson, Jr., et
         al. (Civil Action No. 98-CV-4109).
 16      Complaint filed in the United States District Court for the Eastern
         District of Pennsylvania in Scott Silver v. AMP, Inc., et al. (Civil
         Action No. 98-CV-4120).
 17      Complaint filed in the United States District Court for the Eastern
         District of Pennsylvania in Sue Goldstein v. AMP, Inc., et al. (Civil
         Action No. 98-CV-4127).
 18      Complaint filed in the United States District Court for the Eastern
         District of Pennsylvania in Margolis Partnership v. AMP, Inc., et al.
         (Civil Action No. 98-CV-4187).
 19      Excerpts from AMP's Annual Report on Form 10-K for the year ended
         December 31, 1997.

--------
* Included in copies of the Schedule 14D-9 mailed to shareholders.

                                     * * *

  This document and the exhibits attached hereto contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby. Such statements should be considered as subject to risks and uncertainties that exist in AMP's operations and business environment and could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor"' in AMP's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which is filed as Exhibit 19 hereto. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention has been distracted by the AlliedSignal Offer and whose numbers will have been reduced as a result of these initiatives.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMP Incorporated

                                              /s/ Robert Ripp
                                          By: _________________________________
                                            Name: Robert Ripp
                                            Title:  Chairman and Chief
                                            Executive Officer

Dated: August 21, 1998

                                 EXHIBIT INDEX

  The following exhibits are filed herewith:

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1      Excerpts from AMP's Proxy Statement dated March 16, 1998.
         Restricted Stock Agreement, dated as of August 20, 1998, between AMP
  2      and Robert Ripp.
         Amendment to Executive Severance Agreement between AMP and Robert
  3      Ripp.
  4      Form of Amendment to Executive Severance Agreement.
  5      Form of Amendment of Restricted Stock Agreement.
  6      AMP Incorporated Employee Severance Plan.
         Amendment to the AMP Incorporated Pension Plan, dated as of August 20,
  7      1998.
  8      Letter to Shareholders, dated August 21, 1998.*
  9      Text of Press Release issued by AMP, dated August 21, 1998.
 10      Opinion of CSFB dated August 20, 1998.*
 11      Securities Transaction Chart.*
 12      Amendment No. 2, dated August 12, 1998, to the Rights Agreement.
 13      Amendment No. 3, dated August 20, 1998, to the Rights Agreement.
 14      Complaint filed in the United States District Court for the Eastern
         District of Pennsylvania in AlliedSignal Corporation v. AMP
         Incorporated (Civil Action No. 98-CV-4058).
 15      Complaint filed in the United States District Court for the Eastern
         District of Pennsylvania in Claire Blum v. William J. Hudson, Jr., et
         al. (Civil Action No. 98-CV-4109).
 16      Complaint filed in the United States District Court for the Eastern
         District of Pennsylvania in Scott Silver v. AMP, Inc., et al. (Civil
         Action No. 98-CV-4120).
 17      Complaint filed in the United States District Court for the Eastern
         District of Pennsylvania in Sue Goldstein v. AMP, Inc., et al. (Civil
         Action No. 98-CV-4127).
 18      Complaint filed in the United States District Court for the Eastern
         District of Pennsylvania in Margolis Partnership v. AMP, Inc., et al.
         (Civil Action No. 98-CV-4187).
 19      Excerpts from AMP's Annual Report on Form 10-K for the year ended
         December 31, 1997.
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* Included in copies of the Schedule 14D-9 mailed to shareholders.